UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Crestline Lending Solutions, LLC
(Name of Issuer)

Crestline Lending Solutions, LLC
(Name of Person(s) Filing Statement)

Units of Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number of class of securities)

Jesus Payan, Esq.
General Counsel
Crestline Management, L.P.
201 Main Street, Suite 2100
Fort Worth, TX 76102
(817) 339-7600

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Steven B. Boehm, Esq.
Payam Siadatpour, Esq.
Eversheds Sutherland (US) LLP
700 6th Street, N.W.
Washington, DC 20001

December 19, 2025
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet
Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2. Subject Company Information
(a)The name of the issuer is Crestline Lending Solutions, LLC (the “Company”). The Company is a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). The Company is organized as a Delaware limited liability company. The principal executive office of the Company is located at 201 Main Street, Suite 2100, Fort Worth, Texas 76102 and the Company’s telephone number is (817) 339-7600.

(b)The title of the securities that are the subject of the offer to purchase and the related letter of transmittal (the “Offer to Purchase” and the tender offer made thereby, the “Offer”) are units of limited liability company interests (the “Shares”) or portions thereof. As of the close of business on September 30, 2025, there were 17,146,374 Shares outstanding. Subject to the conditions set forth in the Offer to Purchase, the Company will purchase up to $17,203,812.45 worth of Shares that are tendered by holders of the Shares (“Shareholders”) and not withdrawn as described in the Offer to Purchase. The Shares subject to the Offer represent approximately 5% of the net asset value of Shares outstanding as of September 30, 2025.

(c)The Shares are not traded in any market.

Item 3. Identity and Background of Filing Person
(a)The Company is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. Crestline Management, L.P. (the “Adviser”) serves as the investment adviser to the Company. The Adviser is located at 201 Main Street, Suite 2100, Fort Worth, Texas 76102 and its telephone number is (817) 339-7600. The members of the Board of Directors of the Company (the “Board”) are Chris Semple, Bowen Diehl, Shawn Hessing and Eric Smith (each, a “Director”). The Company’s Chief Executive Officer is Chris Semple, the Chief Financial Officer is Camille Sassman, the Chief Compliance Officer is Michelle Marcano-Johnson, the Corporate Secretary is Jesus Payan, the Controller is Cheri Crum, and the Chief Development Officer is Tom Bavin. The Directors and the executive officers of the Company may be reached at the Company’s business address and telephone number set forth in Item 2(a) above.

(b)-(c)    Not applicable

Item 4. Terms of the Transaction.

(a)(1)	(i)
Subject to the conditions set forth in the Offer to Purchase, the Company will purchase up to $17,203,812.45 worth of Shares that are tendered by Shareholders by 11:59 p.m., Eastern Time, on January 21, 2026 and not withdrawn as described in Item 4(a)(1)(vi).

(ii)
The purchase price of a Share (or portion thereof) tendered will be the net asset value per Share as of December 31, 2025 or a later date determined by the Company if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference. Each Shareholder that tenders Shares that are accepted for purchase will be sent a letter (the “Acceptance Letter”) notifying the Shareholder that the Company has received and accepted their tender. The Company will effect payment for the Shares accepted for purchase by the Company in cash promptly after the expiration of the Offer in an amount equal to the net asset value per Share determined as of the Valuation Date. The form of the Acceptance Letter is attached hereto as Exhibit (a)(1)(iv) and is incorporated herein by reference.

(iii)
The Offer is scheduled to expire on January 21, 2026 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

	(iv)	Not applicable.
	(v)	Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.
	(vi)	Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.
(vii)
Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

	(viii)	Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.
	(ix)	Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.
	(x)	Reference is made to Section 2 “Offer to Purchase and Price” of the Offer to Purchase, which is incorporated herein by reference.
	(xi)	Not applicable.
	(xii)	Reference is made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.
(a)(2)		Not applicable.
(b)
Any Shares to be purchased from any officer, Director or affiliate of the Company will be on the same terms and conditions as any other purchase of Shares. To the Company’s knowledge, none of the officers, Directors, or affiliates of the Company intends to tender Shares in the Offer.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a)-(d)	Not applicable.
(e)
The Board has the discretion to determine whether the Company will purchase Shares from Shareholders from time to time pursuant to written tenders. The Adviser expects that it will recommend to the Board that the Company purchase Shares from Shareholders quarterly. However, the Company is not required to conduct tender offers. Information regarding agreements involving the Shares is incorporated by reference from the Offer to Purchase under the heading “8. Certain Information about the Company” and “Item 8. Interests in Securities of the Issuer” herein. Except as set forth therein, the Company does not know of any other contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between (i) the Company, any of the Company’s executive officers or Directors, any person controlling the Company, or any executive officer or director of any corporation ultimately in control of the Company and (ii) any other person with respect to any securities of the Company (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6. Purposes of this Tender Offer and Plans or Proposals.

(a)-(b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.
(c)
Reference is made to Section 8 “Certain Information about the Company” of the Offer to Purchase, which is incorporated herein by reference. Because the Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a)-(b)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.
(c)	Not applicable.
(d)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

Item 8. Interest in Securities of the Issuer.

(a)	Based on the number of Shares outstanding as of September 30, 2025, the following persons own the number of Shares indicated in the below table.

Shares Beneficially Owned
Name and Address	Number	Percentage(1)
Interested Directors(2)
Chris Semple(3)	—	—%
Independent Directors(2)
Bowen Diehl(3)	—	—%
Shawn Hessing	—	—%
Eric Smith(3)	—	—%
Executive Officers who are not Directors(2)
Jonathan Cochran(3)	—	—%
Camille Sassman	—	—%
Jesus Payan	—	—%
Michelle Marcano-Johnson	—	—%
Cheri Crum	—
Tom Bavin(3)	—
5% Holders
Mellifera L.P.(4)	2,423,315.58	14.13%
Partners Capital Phoenix Fund II Ltd - Diversified Income Fund(5)	4,800,000.00	28.00%
Syracuse University(6)	1,938,652.35	11.31%
All Directors and Executive Officers as a group (10 persons)(2)	—	—%
__________________
(1)Percentage of beneficial interest is based on 17,146,374 Shares outstanding as of September 30, 2025.
(2)The address for all of the Company’s executive officers and Directors is c/o Crestline Lending Solutions, LLC, 201 Main Street, Suite 2100, Fort Worth, Texas 76102.
(3)These Directors and officers have subscribed for a commitment to invest in the Company. The Company has not yet called capital for those commitments, and as a result, as of the date hereof, such Directors and officers do not own any Shares of the Company.
(4)The address of Mellifera L.P. is c/o Maples Corporate Services Limited is P.O. Box 309, Ugland House, Grand Cayman, Cayman Islands KY1-1104.
(5)The address of Partners Capital Phoenix Fund II Ltd. - Diversified Income Fund is c/o Ogier Global (Cayman) Limited is 89 Nexus Way, Camana Bay, Grand Cayman, Cayman Islands KY1-9009.
(6)The address of Syracuse University is 621 Skytop Road, Suite 120, Syracuse, NY 13244.
Addresses for each of the persons listed above are provided in Item 3.

(b)	Reference is made to Section 8 “Certain Information About the Company” of the Offer to Purchase, which is incorporated herein by reference. During the sixty (60) days prior to December 19, 2025, the Company did not issue any Shares. Based upon the Company’s records and upon information provided to the Company, there have not been any other transactions in Shares that as of December 19, 2025 were effected during such period by any of the Directors or executive officers of the Company, the Adviser, any person controlling the Company, any director or executive officer of any entity or other person ultimately in control of the Company, any associate or minority-owned subsidiary of the Company or any executive officer or director of any subsidiary of the Company.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained, or are to be compensated by the Company to make solicitations or recommendations in connection with the Offer to Purchase.
 Item 10. Financial Statements.

(a)
The audited annual financial statements of Crestline Lending Solutions Ramp, LLC as of December 31, 2024 and the unaudited financial statements of the Company for the nine months ended September 30, 2025, filed with the SEC on EDGAR on August 29, 2025 and November 28, 2025, respectively, are incorporated herein by reference. The Company will prepare and transmit to Shareholders the audited annual financial statements of the Company within 90 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

(b)	Not applicable.
Item 11. Additional Information.

(a)
	(1)	None.

	(2)	None.

	(3)	Not applicable.

	(4)	None.

	(5)	None.

(c)		The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12. Exhibits.

(a)(1)	(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

	(ii)	Offer to Purchase.

	(iii)	Form of Letter of Transmittal.

	(iv)	Form of Letter from the Company to Shareholders in Connection with the Company’s Acceptance of Shares.

	(v)	Form of Notice of Withdrawal of Tender.

(a)(2)-(4)		Not applicable.

(b)		None.

(d)		Not applicable.

(g)		Not applicable.

(h)		Not applicable.

EX-FILING FEES		Calculation of Filing Fee Table.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CRESTLINE LENDING SOLUTIONS, LLC

By:	/s/ Jesus Payan
Name:	Jesus Payan
Title:	Corporate Secretary

Dated: December 19, 2025

1

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Letter from the Company to Shareholders in Connection with the Company’s Acceptance of Shares.

(a)(1)(v)	Form of Notice of Withdrawal of Tender.

EX-FILING FEES	Calculation of Filing Fee Table.